UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the three-month period ended March 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: May 6, 2022.

Item 1

Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the three-month period ended March 31, 2022.

Natura &Co Holding S.A. Individual and Consolidated Interim Accounting Information (ITR) For the three-month period ended March 31, 2022 Independent Auditors’ Report

www.pwc.com.br

Natura &Co Holding S.A. Parent company and consolidated interim financial statements at 31 March 2022 and report on review

(A free translation of the original in Portuguese)

Report on review of parent company and

consolidated interim financial statements

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Natura &Co Holding S.A. ("Company") as at 31 March 2022 and the related statements of income and comprehensive income for the quarter then ended, and the statements of changes in shareholders’ equity and cash flows for the quarter then ended, as well as the accompanying consolidated interim statement of financial position of Natura &Co Holding S.A. and its subsidiaries ("Consolidated") as at 31 March 2022 and the related consolidated statements of income and comprehensive income for the quarter then ended, and the consolidated statements of changes in shareholders’ equity and cash flows for the quarter then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

PricewaterhouseCoopers Auditores Independentes, Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo - SP, CEP 04538-132,T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com.br

Natura &Co Holding S.A.

Other matters

Statements of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the quarter ended 31 March 2022. These statements are the responsibility of the Company's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose of concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, 5 May 2022

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF MARCH 31, 2022 AND DECEMBER 31, 2021

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
ASSETS		March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021

CURRENT
Cash and cash equivalents	6	4,658	4,289	3,038,524	4,007,257
Short-term investments	7	135,441	228,694	1,498,190	1,978,740
Trade accounts receivable	8	-	-	2,893,467	3,476,359
Trade accounts receivable - Related parties	32	52,205	190,522	-	-
Inventories	9	-	-	5,117,797	5,403,526
Recoverable taxes	10	-	-	991,298	973,269
Income tax and social contribution		102,589	118,068	274,776	564,486
Derivative financial instruments		-	-	59,270	81,159
Other current assets	14	20,324	6,397	875,685	912,160
		315,217	547,970	14,749,007	17,396,956

Assets held for sale	13	-	-	-	52,921
Total current assets		315,217	547,970	14,749,007	17,449,877

NON-CURRENT
Recoverable taxes	10	-	-	1,330,977	1,349,624
Income tax and social contribution		-	-	117,407	84,729
Deferred income tax and social contribution	11	5,190	-	3,037,729	2,954,074
Judicial deposits	12	13	13	595,134	585,284
Derivative financial instruments		-	-	-	893,970
Short-term investments	7	-	-	42,671	36,921
Other non-current assets	14	844	848	1,468,083	1,763,051
Total non-current assets		6,047	861	6,592,001	7,667,653

Investments	15	23,739,247	28,281,178	-	-
Property, plant and equipment	16	-	-	4,816,791	5,377,408
Intangible	17	955	1,132	23,288,854	26,857,583
Right of use	18	-	-	2,777,286	3,095,969

Total non-current assets		23,746,249	28,283,171	37,474,932	42,998,613

TOTAL ASSETS		24,061,466	28,831,141	52,223,939	60,448,490

	Note	Parent		Consolidated
LIABILITILES AND SHAREHOLDERS' EQUITY		March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021

CURRENT
Borrowings, financing and debentures	19	-	-	3,863,522	945,069
Lease	18	-	-	847,307	1,005,523
Trade accounts payable and reverse factoring operations	20	3,041	5,688	5,490,082	6,770,579
Trade accounts payable - Related parties	32	2,971	60,171	-	-
Dividends and interest on shareholders' equity payable	24	180,772	180,772	180,772	180,772
Payroll, profit sharing and social charges		28,413	19,431	951,320	1,255,348
Tax liabilities	21	1,574	654	587,663	766,430
Income tax and social contribution		-	-	297,735	365,457
Derivative financial instruments		-	89	545,849	458,492
Provision for tax, civil and labor risks	22	-	-	204,823	230,097
Other current liabilities	23	7	509	1,316,477	1,716,110
Total current liabilities		216,778	267,314	14,285,550	13,693,877

NON-CURRENT
Borrowings, financing and debentures	19	-	-	8,003,454	11,771,763
Lease	18	-	-	2,214,365	2,542,339
Payroll, profit sharing and social charges		13,832	17,544	46,299	53,748
Tax liabilities	21	-	-	108,175	114,797
Deferred income tax and social contribution	11	7,180	-	803,949	994,041
Derivative financial instruments		-	-	434,856	-
Provision for tax, civil and labor risks	22	1,016	-	1,632,581	1,768,744
Other non-current liabilities	23	715	713	854,365	942,456
Total non-current liabilities		22,743	18,257	14,098,044	18,187,888

TOTAL LIABILITIES		239,521	285,571	28,383,594	31,881,765

SHAREHOLDERS' EQUITY	24
Capital stock		12,484,306	12,481,683	12,484,306	12,481,683
Treasury shares		(263,360)	(151,342)	(263,360)	(151,342)
Capital reserves		10,323,538	10,478,804	10,323,538	10,478,804
Legal profit reserve		865,073	871,223	865,073	871,223
Accumulated losses		(643,092)	-	(643,092)	-
Other comprehensive income		1,055,480	4,865,202	1,055,480	4,865,202
Shareholders' equity attributed to the Company's shareholders		23,821,945	28,545,570	23,821,945	28,545,570

Non-controlling interest in shareholders' equity of subsidiaries		-	-	18,400	21,155
Total shareholders' equity		23,821,945	28,545,570	23,840,345	28,566,725

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		24,061,466	28,831,141	52,223,939	60,448,490

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Parent		Consolidated
		March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021

NET REVENUE	26	-	-	8,253,296	9,455,073
Cost of Sales	27	-	-	(2,945,608)	(3,322,467)

GROSS PROFIT		-	-	5,307,688	6,132,606

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	27	-	-	(3,685,454)	(4,007,445)
Administrative, R&D, IT and Project expenses	27	(60,947)	(24,616)	(1,533,300)	(1,627,686)
Impairment loss on trade receivables	8	-	-	(163,752)	(239,345)
Share of profits (losses) from subsidiaries	15	(566,108)	(125,979)	-	-
Other operating expenses, net	30	-	-	(58,713)	(125,432)

OPERATING PROFIT (LOSS) BEFORE FINANCIAL RESULT		(627,055)	(150,595)	(133,531)	132,698

Financial income	29	9,935	6,160	1,354,372	1,038,944
Financial expenses	29	(23,983)	(10,734)	(1,740,939)	(1,266,850)

LOSS BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(641,103)	(155,169)	(520,098)	(95,208)
Income tax and social contribution	11	(1,989)	-	(82,488)	(90,093)

NET LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS		(643,092)	(155,169)	(602,586)	(185,301)

DISCONTINUED OPERATIONS
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS		-	-	(39,587)	28,749

NET LOSS FOR THE PERIOD		(643,092)	(155,169)	(642,173)	(156,552)

ATTRIBUTABLE TO
The Company´s shareholders		(643,092)	(155,169)	(643,092)	(155,169)
Non-controlling shareholders		-	-	919	(1,383)
		(643,092)	(155,169)	(642,173)	(156,552)

LOSS PER SHARE IN THE PERIOD -R$
Basic	31	(0.4694)	(0.1129)	(0.4694)	(0.1129)
Diluted	31	(0.4694)	(0.1120)	(0.4694)	(0.1120)

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

(In thousands of Brazilian reais - R$)

				Capital Reserves							Equity appraisal adjustment
				Surplus on issue/sale		Additional	Income from transactions with non-	Legal profit reserve		Retained	Other	Shareholders' equity attributed to	Non-	Total
	Note	Capital stock	Treasury shares	of shares	Special reserve	paid-in capital	controlling shareholders	Tax Incentives	Retained earnings	(losses) earnings	comprehensive income	controlling shareholders	Controlling Shareholders	shareholders' equity

BALANCES AS OF DECEMBER 31, 2020		12,377,999	(11,667)	10,671,605	362,059	110,537	(92,066)	113,302	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108

Net loss for the period		-	-	-	-	-	-	-	-	(155,169)	-	(155,169)	(1,383)	(156,552)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	28,407	28,407	-	28,407
Other comprehensive income		-	-	-	-	-	-	-	-	-	1,449,706	1,449,706	1,435	1,451,141
Total comprehensive income for the period		-	-	-	-	-	-	-	-	(155,169)	1,478,113	1,322,944	52	1,322,996
Share repurchase		-	(32,091)	-	-	-	-	-	-	-	-	(32,091)	-	(32,091)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	-	-	-	-	-	-	-	-	-
Exercise of stock and restricted shares option plans	24	17,687	34,042	-	-	(13,386)	-	-	(2,188)	-	-	36,155	-	36,155

BALANCES AS OF MARCH 31, 2021		12,395,686	(9,716)	10,671,605	362,059	97,151	(92,066)	113,302	4,676	(915,106)	6,063,744	28,691,335	22,833	28,714,168

BALANCES AS OF DECEMBER 31, 2021		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	-	871,223	-	4,865,202	28,545,570	21,155	28,566,725

Net loss for the period		-	-	-	-	-	-	-	-	(643,092)	-	(643,092)	919	(642,173)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	(65,922)	(65,922)	-	(65,922)
Other comprehensive income		-	-	-	-	-	-	-	-	-	(3,937,061)	(3,937,061)	(3,674)	(3,940,735)
Total comprehensive income for the period		-	-	-	-	-	-	-	-	(643,092)	(4,002,983)	(4,646,075)	(2,755)	(4,648,830)
Share repurchase		-	(120,300)	-	-	-	-	-	-	-	-	(120,300)	-	(120,300)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	53,158	-	-	-	-	-	53,158	-	53,158
Exercise of stock and restricted shares option plans		2,623	8,282	-	-	(23,457)	-	-	2,144	-	-	(10,408)	-	(10,408)
Reclassification of hyperinflationary economy adjusment effect		-	-	(126,473)	-	(58,494)	-	-	(8,294)	-	193,261	-	-	-

BALANCES AS OF MARCH 31, 2022		12,484,306	(263,360)	9,894,936	362,059	158,609	(92,066)	-	865,073	(643,092)	1,055,480	23,821,945	18,400	23,840,345

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021

NET LOSS FOR THE PERIOD		(643,092)	(155,169)	(642,173)	(156,552)
Other comprehensive income to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad	15	(3,642,242)	1,489,361	(3,645,916)	1,490,796
Exchange rate effect on the conversion from hyperinflationary economy	15	(65,922)	28,407	(65,922)	28,407
Earnings (losses) from cash flow hedge operations	5.3	89	-	(446,241)	(59,500)
Tax effects on (losses) earnings from cash flow hedge operations	11	(30)	-	151,422	19,845
Equity in losses from cash flow hedge operation	5.3	(446,330)	(59,500)	-	-
Equity in tax effects on earnings from cash flow hedge operations	11	151,452	19,845	-	-

Comprehensive income for the period, net of tax effects		(4,646,075)	1,322,944	(4,648,830)	1,322,996

ATTRIBUTABLE TO
The Company´s shareholders		(4,646,075)	1,322,944	(4,646,075)	1,322,944
Noncontrolling shareholders		-	-	(2,755)	52
		(4,646,075)	1,322,944	(4,648,830)	1,322,996

*The accompanying notes are an integral part of the Financial Statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period		(643,092)	(155,169)	(642,173)	(156,552)
Adjustments to reconciliate net income (loss) for the period with net cash generated by (used in) operating activities:
Depreciation and amortization	16, 17 and 18	176	-	649,267	696,375
Interest and exchange variation on short-term investments		(6,192)	(46,590)	(86,210)	(74,934)
Earnings from swap and forward derivative contracts		5,266	-	974,949	(343,211)
Provision (reversal) for tax, civil and labor risks		1,016	-	13,010	23,535
Inflation adjustment of judicial deposits		-	-	(8,221)	(1,370)
Inflation adjustment of provision for tax, civil and labor risks	22	-	-	11,087	10,798
Deferred income tax and social contribution		1,990	-	(256,072)	90,093
Income from sale and write-off of property, plant and equipment, lease and non-current assets held for sale	13, 16 and 17	-	-	9,880	20,048
Share of profits (losses) from subsidiaries	15	566,108	125,979	-	-
Interest and exchange rate variation on leases	18	-	-	47,779	(174,487)
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	-	8,140	(727,498)	580,211
Inflation adjustment and exchange rate variation on other assets and liabilities		844	(885)	2,186	10,858
Provision for losses from property, plant and equipment, intangible and leases	16, 17 and 18	-	-	-	(354)
Provision (reversal of provision) for stock option plans		40,127	(16,525)	40,127	(7,625)
Provision for losses with trade accounts receivables, net of reversals	8	-	-	163,752	225,417
Provision for inventory losses, net of reversals	9	-	-	76,533	120,888
Reversal for the provision for carbon credits		-	-	(3,987)	772
Effect from hyperinflationary economy		-	-	68,942	4,987
Other adjustments to reconcile net (loss) profit		-	-	-	(1,201)
		(33,757)	(85,050)	333,351	1,024,248

(INCREASE) DECREASE IN ASSETS
Trade accounts receivable and related parties		(16,148)	(83,553)	338,306	312,379
Inventories		-	-	40,808	(599,479)
Recoverable taxes		-	3,285	(142,910)	(16,004)
Other assets		2,982	3,105	340,277	(121,052)
Subtotal		(13,166)	(77,163)	576,481	(424,156)

INCREASE (DECREASE) IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		(59,882)	(11,301)	(579,675)	(445,135)
Payroll, profit sharing and social charges, net		5,270	21,133	(342,689)	(168,153)
Tax liabilities		920	(13,052)	(207,330)	(34,570)
Other liabilities		(27,779)	(71)	(520,437)	(573,594)
Subtotal		(81,471)	(3,291)	(1,650,131)	(1,221,452)

CASH USED IN OPERATING ACTIVITIES		(128,394)	(165,504)	(740,299)	(621,360)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(1,395)	(4,510)	(150,250)	(177,085)
Release of judicial deposits		-	-	(1,729)	9,600
Payments related to tax, civil and labor lawsuits	22	-	-	(50,644)	(12,756)
Proceeds (payments) due to settlement of derivative transactions		(934)	-	13,144	(33,578)
Payment of interest on lease	18	-	-	(51,464)	(50,830)
Payment of interest on borrowings, financing and debentures	19	-	-	(211,706)	(324,814)

CASH USED IN OPERATING ACTIVITIES		(130,723)	(170,014)	(1,192,948)	(1,210,823)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible		-	-	(309,548)	(332,627)
Proceeds from sale of property, plant and equipment, intangible and non-current assets held for sale		-	-	597	39,838
Application of short-term investments		(161,299)	-	(2,191,667)	(1,688,400)
Redemption of short-term investments		248,391	(940)	2,566,122	2,055,238
Redemption of interest on short-term investments		12,353	940	38,236	9,547
Receipt of dividends from subsidiaries	32	153,656	168,612	-	-
NET CASH GENERATED BY INVESTING ACTIVITIES		253,101	168,612	103,740	83,596

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	-	-	(272,784)	(301,420)
Repayment of borrowings, financing and debentures – principal	19	-	-	(238,574)	(623,273)
New borrowings, financing, and debentures	19	-	-	1,181,421	133,980
Acquisition of treasury shares, net of receipt of option strike price		(120,300)	4,064	(120,300)	4,064
Receipt of funds due to settlement of derivative transactions		(4,332)	-	3,738	52,684
Capital Increase		2,623	-	2,623	-
NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES		(122,009)	4,064	556,124	(733,965)

Effect of exchange rate variation on cash and cash equivalents		-	-	(435,649)	365,879

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		369	2,662	(968,733)	(1,495,313)

Opening balance of cash and cash equivalents	6	4,289	505,699	4,007,257	5,821,672
Closing balance of cash and cash equivalents	6	4,658	508,361	3,038,524	4,326,359

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		369	2,662	(968,733)	(1,495,313)

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021

INCOME		-	-	10,248,470	10,455,465
Sale of goods, products and services		-	-	10,236,441	10,668,447
Provision for doubtful accounts, net of reversals	8	-	-	41,946	(78,969)
Other operating expenses, net		-	-	(29,917)	(134,013)

GOODS ACQUIRED FROM THIRD PARTIES		(37,661)	(4,169)	(6,578,884)	(7,661,141)
Cost of products sold and services rendered		-	-	(3,321,068)	(3,889,945)
Materials, electricity, outsourced services and other		(37,661)	(4,169)	(3,257,816)	(3,771,196)

GROSS VALUE ADDED		(37,661)	(4,169)	3,669,586	2,794,324

RETENTIONS		(176)	-	(649,267)	(696,376)
Depreciation and amortization	16, 17 and 18	(176)	-	(649,267)	(696,376)

VALUE ADDED PRODUCED BY THE COMPANY		(37,837)	(4,169)	3,020,319	2,097,948

TRANSFERRED VALUE ADDED		(556,173)	(119,819)	1,354,372	1,080,698
Equity in subsidiaries	15	(566,108)	(125,979)	-	-
Financial income - including inflation adjustments and exchange rate variations	29	9,935	6,160	1,354,372	1,080,698

TOTAL VALUE ADDED TO DISTRIBUTE		(594,010)	(123,988)	4,374,691	3,178,646

DISTRIBUTION OF VALUE ADDED		(594,010)	(123,988)	4,374,691	3,178,646
Payroll and social charges	28	23,109	20,447	1,818,447	1,934,066
Taxes, fees and contributions		1,990	-	1,449,002	96,692
Financial expenses and rentals		23,983	10,734	1,749,416	1,304,440
Retained losses		(643,092)	(155,169)	(643,092)	(155,169)
Dividends declared		-	-	-	(1,383)
Minority holders' share in retained profit		-	-	918	-

*The accompanying notes are an integral part of the Interim Accounting Information.

INDEX OF EXPLANATORY NOTES

1. GENERAL INFORMATION	11
2. MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION	11
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	12
4. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	12
5. FINANCIAL RISK MANAGEMENT	12
6. CASH AND CASH EQUIVALENTS	17
7. SHORT-TERM INVESTMENTS	18
8. TRADE ACCOUNTS RECEIVABLE	19
9. INVENTORIES	19
10. RECOVERABLE TAXES	20
11. INCOME TAX AND SOCIAL CONTRIBUTION	21
12. JUDICIAL DEPOSITS	21
13. NON-CURRENT ASSETS HELD FOR SALE	22
14. OTHER CURRENT AND NON-CURRENT ASSETS	23
15. INVESTMENTS	24
16. PROPERTY, PLANT AND EQUIPMENT	26
17. INTANGIBLE ASSETS	28
18. RIGHT-OF-USE AND LEASE LIABILITIES	30
19. BORROWING, FINANCING AND DEBENTURES	33
20. TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS	36
21. TAX LIABILITIES	36
22. PROVISION FOR TAX, CIVIL AND LABOR RISKS	37
23. OTHER LIABILITIES	38
24. SHAREHOLDER’S EQUITY	39
25. INFORMATION ON SEGMENTS	39
26. REVENUE	41
27. OPERATING EXPENSES AND COST OF SALES	42
28. EMPLOYEE BENEFITS	42
29. FINANCE INCOME (EXPENSES)	45
30. OTHER OPERATING EXPENSES, NET	47
31. EARNINGS PER SHARE	47
32. TRANSACTIONS WITH RELATED PARTIES	47
33. COMMITMENTS	49
34. INSURANCE	49
35. ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS	49
36. SUBSEQUENT EVENTS	50

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

1.	GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co is headquartered in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no 1.188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”.

Brands managed by the Company include “Natura”, “Avon”, “The Body Shop” and “Aesop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out by the Natura, The Body Shop and Avon Consultant(s).

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION

The Company’s interim accounting information, included in the Quarterly Information Form - ITR for the three-month period ended March 31, 2022, includes the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Committee (“CPC”) equivalent to International Accounting Standard (“IAS”) 34 - Interim Financial Reporting”.

The individual and consolidated interim accounting information shows all relevant information specific to the interim accounting information and only this information, which is consistent with that used by Management in its management.

The Company's individual and consolidated interim accounting information was approved by the Board of Directors and authorized for publication at a meeting held on May 4, 2022.

The individual and consolidated interim accounting information was prepared based on historical cost, except for derivative instruments and short-term investments recognized in other current and non-current assets recognized in other liabilities that were measured at fair value. The individual and consolidated interim accounting information are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, as well as the disclosure of amounts in other currencies, when necessary, also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of this individual and consolidated interim accounting information are consistent with those applied and disclosed in note 3 to the Company’s audited financial statements for the year ended December 31, 2021, issued on March 9, 2022, except for the rules and changes effective as of January 1, 2022, which has not entailed any significant changes in the individual and consolidated interim accounting information of the Company.

Additionally, the Company adopted International Financial Reporting Standard (“IFRS”) 9, Financial Instruments, for hedge accounting on January 1, 2022, replacing IAS 39, Financial Instruments (CPC 38), which the Company had elected to keep in force for hedge accounting from the first-time adoption of IFRS 9 (CPC 48) on January 1, 2018. The transition to IFRS 9 was carried out prospectively and pre-existing hedging relationships were treated as ongoing hedging relationships, without loss of effectiveness or designation in transition. The adoption of IFRS 9 did not produce significant effects on the financial statements.

This individual and consolidated interim accounting information should be read in conjunction with the latest annual financial statement.

The same accounting policies are applicable for the three-month comparative period ended March 31, 2021 (except for the aforementioned rules and amendments, which did not have a significant effect on the Company's individual and consolidated interim accounting information).

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the interim accounting information, were presented in note 5 of the Company’s financial statements for the year ended December 31, 2021.

The estimates and assumptions used in the preparation of the interim accounting information for the three-month period ended March 31, 2022 have not changed significantly.

5.	FINANCIAL RISK MANAGEMENT

The information regarding the general considerations and polices of the Company was presented in note 5.1 of the Company’s annual financial statements for the year ended December 31, 2021, in note 6.1. and there are no changes for the three-month period ended March 31, 2022.

5.1	Risks associated with the conflict between Russia and Ukraine

In February 2022, Russia launched a full-scale military invasion and is now engaged in a wide-ranging military conflict with Ukraine. In response, governments and authorities around the world, including the United States, United Kingdom and the European Union, recently announced sanctions on certain sectors and parts of industry in Russia. These and any additional sanctions, as well as any possible responses that may be provided by the governments of Russia or other jurisdictions, could adversely affect the Company’s business.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

So far, the conflict resulted in the suspension of The Body Shop and Aesop's operations in Russia and the Russian plant's exports to other countries in the region, which began to be supplied by the Company’s unit in Poland. Avon, however, continues to supply its dealer network in Russia. Administrative operations in Ukraine that were performed inside the Company’s facilities are temporarily idle considering the impossibility of guaranteeing the safety of local workers. The Company cannot predict the duration of idleness, as this will depend on the remaining course of the conflict and the establishment of safe and stable operational and logistical conditions. As of the date of this interim accounting information, the Company confirms that the facilities, as well as the assets and inventories held therein, have not been damaged and are in an adequate condition to be operated and sold as safety conditions improve.

As of the date of the interim accounting information, there are no material impacts of the above matter on the Company's consolidated interim accounting information, due to the Company's limited operations in Russia and Ukraine, which together represent less than 5% of consolidated net revenue.

Regarding operations in Russia, on the date of this interim accounting information, no significant impacts were identified that affect the business model for the management of financial assets or the classification of these assets. Additionally, there are no indications of a significant increase in the expected credit loss associated with operations, considering the maintenance of receivables collection levels and the increase in cash transactions (considering the reduction in credit operations as a result of restrictions imposed locally and of credit card processing companies in the country).

Considering the maintenance of collection levels and sales operations for the local market in Russia, as well as the inexistence of significant restrictions that affect the Company's ability to carry out the management and cash movement necessary to maintain its operations, there is no significant risk of liquidity related to these events that affect this interim accounting information. Similarly, market risks associated with the transaction, including interest rate, currency and other price risks, including raw materials, did not significantly affect the Company's financial assets, considering the supply of production to the market. from the Russian manufacturing units and the expectation of recoverability of the amounts in the normal course of business.

Regarding the operations in Ukraine, the suspension of sales in March and the reduction in the collection of outstanding receivables resulted in an increase in the provision for losses on accounts receivable on March 31, 2022. This effect, however, is not material for this consolidated interim accounting information. Additionally, considering the absence of restrictions imposed on the movement of cash and cash equivalents, raising funds in the normal course of business and for making payments and receipts, at the date of the interim accounting information, there are no significant impacts on the liquidity of the operations in this location.

As a result of the developments of the conflict in the quarter, there were still no impacts resulting from possible breaches of covenants or losses related to derecognition and/or modification of financial instruments or reclassification of cash flow hedge reserve amounts as a result of loss of effectiveness of derivatives recognized by hedge accounting or by the loss of expectation that transactions evaluated as highly probable will actually occur.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The Company's Management is continuously monitoring developments to assess any possible future impacts that may arise as a result of the ongoing crisis, including the impairment of financial and non-financial assets, which Management assesses based on the best available information.

5.2	COVID-19 impacts

The Company continues to monitor the effects of the Covid-19 pandemic in the markets it operates, especially with regards to restrictive measures adopted by these jurisdictions. The Crisis Committee continuously analyzes the situation and acts to minimize impacts on the operations and on the equity and financial position of the Company, with the objective of implementing appropriate measures, ensuring the continuity of operations, hedge cash, improve liquidity and promote the health and safety of all. We observed a reduction on the market restrictions during the first quarter of 2022, when compared to the end of 2021 and the first quarter of 2021. During the first quarter of 2022 we did not identify any material impacts on the Company’s financial position and will continue to monitor potential future impacts.

5.3	Market risks including foreign exchange risk and interest rate

In order to hedge the current balance sheet positions of the Company against market risks, the following derivative instruments are used and consist of the balances in the following table, as of March 31, 2022 and December 31, 2021:

	Consolidated
Description	March 31, 2022	December 31, 2021
Financial derivatives	(912,108)	516,386
Operating derivatives	(9,327)	251
Total	(921,435)	516,637

As of March 31, 2022 and December 31, 2021, the financial derivatives balances are composed as follows:

Financial derivatives

Consolidated	Fair value		Gains (losses) of fair value adjustment
Description	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Swap agreements(a)
Asset portion:
Dollar purchased position	5,583,407	6,881,981	512,863	978,350

Liability portion:
Post-fixed CDI Rate:
Position sold in CDI	(6,489,996)	(6,348,442)	(786,341)	(823,887)

Forward contracts (NDF):
Liability position:
Post-fixed CDI Rate:	(8,562)	(137)	(1,482)	(137)
Short position at interbank rate	3,043	(17,016)	(191)	94
Total derivative instruments, net:	(912,108)	516,386	(275,151)	154,420
a)	Swap transactions consist of swapping the exchange rate variation for a correction related to a percentage of the fluctuation of the Certificate of bank deposits (post-fixed CDI), in the case of Brazil.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Below are the changes in net derivatives balances for the year ended December 31, 2021 and for the three-month period ended March 31, 2022:

Consolidated
Balance as of December 31, 2020	1,846,777
Losses from swap and forward derivative contracts	441,554
Payment of funds due to settlement of derivative transactions – operational activity	(1,570,584)
Proceeds received due to settlements – financing activity	9,040
Translation adjustment	(210,150)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Balance as of December 31, 2021	516,637
Losses from swap and forward derivative contracts	(974,949)
Payment of funds due to settlement of derivative transactions – operational activity	(13,144)
Proceeds received due to settlements – financing activity	(3,738)
Translation adjustment	(446,241)
Balance as of March 31, 2022	(921,435)

For derivative financial instruments held by the Company on March 31, 2022 and December 31, 2021 and 2020, due to the fact that the contracts are executed directly with financial institutions and not through stock exchanges, there are no margins deposited as collateral of these operations.

5.4	Financial derivative instruments designated for hedge accounting

The positions of derivative instruments designated as outstanding cash flow hedge on March 31, 2022 are set out below.

	Consolidated
	Subject to hedging	Notional currency	Fair value	Accumulated gains (losses)	Gains (losses) for the 3-month period
Currency swap – US$/R$	Currency	BRL	(906,588)	(393,609)	(426,686)
Forward agreements (The Body Shop and Avon)	Currency	BRL	(271)	(271)	(271)
Forward agreements (Natura)	Currency	BRL	(26,445)	(19,365)	(19,373)
Forward agreements and swap (Avon)	Currency	BRL	89	89	89
Total			(933,215)	(413,156)	(446,241)

5.5	“Operating” derivatives - Consolidated

As of March 31, 2022 and December 31, 2021, the Company maintains forward derivative instruments, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

Description	Fair value
	March 31, 2022	December 31, 2021
Net position in GBP and USD	(69)	(404)
Forward contracts	(9,258)	655
Total of derivative instruments, net	(9,327)	251

5.6	Capital Management

The Company’s objectives in managing its capital are to safeguard the Company’s ability to continue to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”). The net debt corresponds to total borrowing and financing (including short and long-term borrowing and financing, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer para Ver” funds and Dynamo Beauty Ventures Ltd. Fund).

5.7	Fair value estimate

The Company’s financial assets and liabilities substantially encompass assets and liabilities classified as level 2 in the fair value estimate hierarchy, the assessment of which is based on techniques that use, other than the prices quoted in level 1, other pieces of information adopted by the market in a direct (i.e., as prices) or indirect (i.e., resulting from prices) manner. To measure the fair value, the carrying amount represents an amount that is reasonably near to the fair value, as described below:

(i)	the balances of cash and cash equivalents, trade accounts receivables, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments;

(ii)	the balances of the short-term investments measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and b) measured at fair value through profit or loss based on the rates agreed with the financial institutions considering the agreed rates among the

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

parties, including market information that allows for such calculation;

(iii)	the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and

(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

There was no transfer between measurement levels in the fair value hierarchy in the three-month period ended March 31, 2022 for these assets and liabilities. Additionally, there were no material effects in the quarter on the fair value of financial assets and liabilities as a result of the increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or inactivity of markets considered in the valuation.

6.	CASH AND CASH EQUIVALENTS

	Parent		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Cash and banks	4,658	4,289	2,558,682	3,349,398
Certificate of bank deposits (a)	-	-	31,005	7,639
Repurchase operations (b)	-	-	448,837	650,220
	4,658	4,289	3,038,524	4,007,257
a)	As of March 31, 2022, investments in Certificate of Bank Deposits (“CDB”) bear interest at an average rate of 107.7% of the CDI (103.0% as of December 31, 2021) with daily maturities redeemable with the issuer itself, without significative loss of value.

b)	Repurchase operations are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central Agency for Custody and Financial Settlement of Securities (“CETIP”). As of March 31, 2022, repurchase operations are remunerated at an average rate of 100.0% of CDI (100.0% of the CDI as of December 31, 2021).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

7.	SHORT-TERM INVESTMENTS

	Parent		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Exclusive Investment fund(a)	135,441	228,694	-	-
Mutual investment funds (b)	-	-	792,670	896,212
Treasury bills (c)	-	-	594,113	646,586
Government securities (LFT) (d)	-	-	111,370	435,898
Fundo Dynamo Beauty Ventures Ltd.	-	-	42,671	36,921
Restricted cash	-	-	37	44
	135,441	228,694	1,540,861	2,015,661

Current	135,441	228,694	1,498,190	1,978,740
Non-current	-	-	42,671	36,921
(a)	The Company concentrate most of its investments in an Exclusive Investment Fund, which holds interest in shares of the Essential Investment Fund.

The values of the shares held by the Company are presented under the item “Exclusive Investment Fund” at the Parent Company. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for the quotas of the Instituto Natura, and the amounts of its portfolio were segregated by type of investment and classified as cash and short-term investments, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the exclusive investment fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.

The balance as of March 31, 2022, related to the “Crer para Ver” line within the exclusive investment fund is R$ 98,050 (R$96,070 as of December 31, 2021).

(b)	Mutual investment funds refer to the investments of some subsidiaries of the Company, which are concentrated in the Natura entities of the Hispanic America mainly in Argentina, Chile, Colombia and Mexico.

(c)	As of March 31, 2022, investments in treasury bills are remunerated at an average rate of 116.6% of the CDI (120.0% as of December 31, 2021).

(d)	As of March 31, 2022, investments in Government securities (LFT) are remunerated at an average rate of 101.4% of the CDI (102.0% of the CDI as of December 31, 2021).

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on March 31, 2022 and December 31, 2021 is as follows:

	Consolidated
	March 31, 2022	December 31, 2021
Certificate of bank deposits	5,201	-
Repurchase operations (cash and cash equivalents)	389,969	569,349
Treasury bills	594,113	646,586
Government securities (LFT)	104,163	428,865
	1,093,446	1,644,800

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

8.	TRADE ACCOUNTS RECEIVABLE

	Consolidated
	March 31, 2022	December 31, 2021
Trade accounts receivable	3,305,502	3,930,340
(-) Allowance for expected credit losses	(412,035)	(453,981)
	2,893,467	3,476,359

Maximum exposure to credit risk on the date of the financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade accounts receivable by exposure to the allowance for expected credit losses as of March 31, 2022 and December 31, 2021:

	Consolidated
	March 31, 2022		December 31, 2021
	Trade accounts receivable	Allowance for expected credit losses	Trade accounts receivable	Allowance for expected credit losses
Current	2,047,343	(78,713)	2,488,412	(80,087)
Past due:
Up to 30 days	801,915	(58,359)	937,227	(68,782)
31 to 60 days	107,326	(43,130)	140,757	(56,784)
61 to 90 days	92,944	(48,597)	97,713	(49,731)
91 to 180 days	255,974	(183,236)	266,231	(198,597)
	3,305,502	(412,035)	3,930,340	(453,981)

The changes in the allowance for expected credit losses for the three-month period ended March 31, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	(432,108)
Additions, net of reversals	(225,417)
Write-offs (a)	435,511
Translation adjustment	(18,877)
Balance as of March 31, 2021	(240,891)

Balance as of December 31, 2021	(453,981)
Additions, net of reversals	(163,752)
Write-offs (a)	166,017
Translation adjustment	39,681
Balance as of March 31, 2022	(412,035)
a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivable and sale of customer portfolios.

9.	INVENTORIES

	Consolidated
	March 31, 2022	December 31, 2021
Finished products	4,255,597	4,619,237
Raw materials and packaging	1,179,530	1,166,681
Auxiliary materials	190,965	195,364
Products in progress	54,110	38,189
(-) Allowance for inventory losses	(562,405)	(615,945)
	5,117,797	5,403,526

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in the allowance for inventory losses for the three-month period ended March 31, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	(602,314)
Additions, net of reversals (a)	(120,888)
Write-offs (b)	464,221
Translation adjustment	(26,277)
Balance as of March 31, 2021	(285,258)

Balance as of December 31, 2021	(615,945)
Additions, net of reversals (a)	(76,533)
Write-offs (b)	58,330
Translation adjustment	71,743
Balance as of March 31, 2022	(562,405)
a)	This refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.

b)	This consists of write-offs of products for which there is already an allowance for losses, where the Company has no expectation of sales/realization.

10.	RECOVERABLE TAXES

	Consolidated
	March 31, 2022	December 31, 2021(*)
ICMS on purchase of goods (a)	755,468	732,853
Taxes on purchase of goods – foreign subsidiaries	268,305	313,214
ICMS on purchases of property, plant and equipment and purchase of goods	12,101	12,138
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	972,532	984,737
Withholding PIS, COFINS and CSLL	1,671	1,673
Tax on Manufactured Goods - IPI (c)	125,826	114,179
Other	186,372	164,099
	2,322,275	2,322,893

Current(*)	991,298	973,269
Non-current	1,330,977	1,349,624

(*) The income tax balances originally presented on December 31, 2021 in this group were reclassified to the income tax and social contribution group in current assets for better presentation. This reclassification does not affect the total current assets, only reclassification between lines of recoverable taxes and income tax and social contribution.

a)	Tax credits related to the tax on the circulation of goods, interstate and inter-municipal transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average of sales. The Company expects to realize these credits during the ordinary course of business through offsetting with sales operations in the domestic market.

b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production and from purchase of property, plant and equipment, as well as credits arising out of the exclusion of ICMS from the calculation basis of the PIS/COFINS. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.

c)	The balance will be used to offset IPI (Taxes over industrialized products) payable in future operations of the Company.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company for the three-month period ended March 31, 2022 was 16% negative. This percentage is based on a loss before tax of R$ 520,098 and an income tax credit of R$ 82,488. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are different income by country, tax loss carryforwards from certain jurisdictions that cannot benefit from deferred income tax assets, and permanent effects related to withholding income tax arising from transactions between group entities offset by favorable net permanent items, including investment subsidies and other incentives.

The effective rate calculated by the Company for the three-month period ended March 31, 2021 was negative by 95%. This percentage is based on a loss before tax of R$95,208 and income tax expense of R$90,093. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the tax losses of certain jurisdictions that cannot benefit from the deferred income tax assets, permanent effects related to the income tax withheld at source originated in transactions between the group companies that cannot be used and the additional recognition of deferred income tax liability arising from the announcement made by the Government of England that the nominal rate would not be reduced from 19% to 17%. Excluding the adverse effects of reconciling items that resulted primarily from tax jurisdictions in which the Company is currently unable to obtain an income tax benefit, the Company's effective tax rate would be approximately 29.5%.

The changes in deferred income tax and social contribution asset and liability for the three-month period ended March 31, 2022 and 2021, are as follows:

	Consolidated
	Assets	Liabilities
Balance as of December 31, 2020	1,339,725	(1,288,045)
Effect on income statement	(22,222)	(26,190)
Transfer between income tax and deferred social contribution – assets and liabilities	(108,749)	108,749
Reserve for grant of options and restricted shares	528	7,097
Other comprehensive income impact	1,051	(19,273)
Translation adjustment	60,363	30,812
Balance as of March 31, 2021	1,270,696	(1,186,850)

Balance as of December 31, 2021	2,954,074	(994,041)
Effect on income statement	253,225	2,847
Transfer between deferred income tax and social contribution liabilities and assets	(21,164)	21,164
Reserve for grant of options and restricted shares	1,841	-
Other comprehensive income impact	151,422	-
Translation adjustment	(301,669)	166,081
Balance as of March 31, 2022	3,037,729	(803,949)

12.	JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of March 31, 2022 and December 31, 2021 are as follows:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	March 31, 2022	December 31, 2021
Unaccrued tax proceedings(a)	274,919	273,295
Accrued tax proceedings (b)	277,778	266,828
Unaccrued civil proceedings	6,198	8,212
Accrued civil proceedings	2,372	2,821
Unaccrued labor proceedings	11,771	11,970
Accrued labor proceedings	22,096	22,158
Total judicial deposits	595,134	585,284
a)	The tax proceedings related to these judicial deposits refer substantially to ICMS-ST. These are part of the contingent liabilities - risk of possible loss disclosed in Note 22.

b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in Note 22, and the amounts provisioned according to Note 21.

Changes in judicial deposits balances for the three-month period ended March 31, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	566,190
New deposits	6,479
Redemptions	(14,609)
Inflation adjustment	1,370
Payments / write-offs for expenses	(1,048)
Translation adjustment	(422)
Balance as of March 31, 2021	557,960

Balance as of December 31, 2021	585,285
New deposits	4,559
Redemptions	(459)
Inflation adjustment	8,221
Payments / write-offs for expenses	(2,372)
Translation adjustment	(100)
Balance as of March 31, 2022	595,134

In addition to judicial deposits, the Company has contracted insurance policies for certain lawsuits.

13.	NON-CURRENT ASSETS HELD FOR SALE

The assets classified as held for sale were acquired in the acquisition process of its subsidiary Avon. The changes in the balance for the three-month period ended March 31, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	181,279
Transfer to property, plant and equipment, other assets and liabilities	(25,779)
Sale	(49)
Translation adjustment	5,150
Balance as of March 31, 2021	160,601

Balance as of December 31, 2021	52,921
Transfers from property, plant and equipment, other assets and liabilities	(53,691)
Translation adjustment	770
Balance as of March 31, 2022	-

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of December 31, 2021, the assets held for sale included the property of the subsidiary Avon, located in Brazil and used by the Company for the distribution of products. This property had been classified as a non-current asset held for sale considering the decision and formal approval by management at the time of carrying out the sale of the asset and the identification of a buyer who contractually assumed the obligation to carry out the transaction. However, the completion of the transaction was subject to aspects and circumstances such as those provided for in CPC 31 - Non-Current Assets Held for Sale (IFRS 5) outside the Company's control, which did not affect the Company's commitment to the sale plan and classification as non-current assets held for sale.

In March 2022, in view of these circumstances and with the end of the contractual term, the buyer chose not to renew the term for completion of the transaction, and the respective balances were reclassified to property, plant and equipment. In the reclassification, the Company measured the non-current asset that is no longer classified as held for sale at the lower of its’ carrying amount before the asset was classified as held for sale, adjusted for the depreciation that would have been recognized had the asset not been classified as held for sale and its recoverable amount at the date of the subsequent decision not to sell it.

As a result of the reclassification, the total amount transferred to property, plant and equipment, before the recognition of the additional depreciation referred to in the previous paragraph, is R$54,791. The additional depreciation recognized in the income statement on transfer is R$6,001.

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Parent		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Marketing and advertising advances	-	-	124,305	80,078
Supplier advances	145	6,215	311,823	350,830
Employee advances	82	187	25,872	17,402
Rent advances and guarantee deposit (a)	-	-	147,433	172,465
Advance insurance expenses	19,092	-	138,469	160,911
Overfunded pension plan (b)	-	-	873,720	1,043,799
Customs broker advances - Import taxes	-	-	42,130	60,739
Sublease receivables (c)	-	-	281,554	347,174
Carbon credits	-	-	10,543	11,479
Receivables from service providers (d)	-	-	142,760	162,268
Other	1,849	843	245,159	268,066
	21,168	7,245	2,343,768	2,675,211

Current	20,324	6,397	875,685	912,160
Non-current	844	848	1,468,083	1,763,051
a)	Mainly related to: (i) advances for lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions of IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the lease agreements.

b)	Pension plan arising from the acquisition of Avon. The variation in the period is due to the Brazilian real appreciation in the period.

c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon.

d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

15.	INVESTMENTS

	Parent
	March 31, 2022	December 31, 2021
Investments in subsidiaries, net of losses	23,739,247	28,281,178

Information on and changes in the balances for the three-month period ended March 31, 2022 and for the fiscal year ended December 31, 2021 are as follows:

	March 31, 2022
	Natura Cosméticos S.A. (a)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	5,765,477	(4,212,189)	5,437,266	6,990,554
Shareholders’ equity interest (unsecured liabilities)	5,765,477	(4,212,189)	5,437,266	6,990,554
Fair value adjustment of acquired assets and liabilities	-	4,131,821	-	4,131,821
Tax benefit from income tax of subsidiaries (b)	-	376,519	-	376,519
Goodwill	-	12,240,353	-	12,240,353
Total	5,765,477	12,536,504	5,437,266	23,739,247
Net income (loss) for the period of subsidiaries	(64,017)	(541,828)	39,737	(566,108)

Balances as of December 31, 2021	7,816,896	14,034,994	6,429,288	28,281,178
Share of profit (loss) of equity investees	(64,017)	(541,828)	39,737	(566,108)
Translation adjustment	(1,668,375)	(942,108)	(1,031,759)	(3,642,242)
Effect of hyperinflationary economy adjustment	(39,995)	(25,927)	-	(65,922)
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	15,876	11,373	-	27,249
Hedge accounting net of tax effects	(294,878)	-	-	(294,878)
Other movement	(30)	-	-	(30)
Balance as of March 31, 2022	5,765,477	12,536,504	5,437,266	23,739,247
a)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect subsidiaries The Body Shop R$1,627,317 (R$2,150,963 as of March 31, 2021) and Aesop R$ 125,753 (R$153,542 as of March 31, 2021), according to note 18.

b)	Refers to a tax benefit provided for in the United Kingdom where entities with taxable income can use credits from companies with tax losses as long as they are part of the same economic group and are in the same jurisdiction. This credit originated in the business combination and is expected to be realized from the operations of the subsidiaries Aesop and The Body Shop in the United Kingdom.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	March 31, 2021
	Natura Cosméticos S.A.(a)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100,00%	100,00%	100,00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	7,805,623	(5,583,437)	6,196,885	8,419,071
Shareholders’ equity interest (unsecured liabilities)	7,805,623	(5,583,437)	6,196,885	8,419,071
Fair value adjustment of acquired assets and liabilities	-	5,480,798	-	5,480,798
Tax benefit from income tax of subsidiaries (b)	-	307,470	-	307,470
Goodwill	-	13,934,798	-	13,934,798
Total	7,805,623	14,139,629	6,196,885	28,142,137
Net income (loss) for the period of subsidiaries	229,228	(396,539)	41,332	(125,979)

Balances as of December 31, 2020	6,929,074	14,373,448	5,641,757	26,944,279
Share of profit (loss) of equity investees	229,228	(396,539)	41,332	(125,979)
Translation adjustment	798,000	345,291	513,796	1,657,087
Unrealized losses on conversion of intercompany balances in foreign currency	-	(182,571)	-	(182,571)
Effect of hyperinflationary economy adjustment	41,064	-	-	41,064
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	16,524	-	-	16,524
Hedge accounting net of tax effects	(39,655)	-	-	(39,655)
Dividends and interest on own capital	(168,612)	-	-	(168,612)
Balance as of March 31, 2021	7,805,623	14,139,629	6,196,885	28,142,137

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	March 31, 2022
Cost:
Vehicles	2 to 5	38,902	-	(3,361)	-	(13,476)	22,065
Tooling	3	191,840	-	-	42	(160)	191,722
Tools and accessories	3 to 20	110,998	1,049	-	694	(44,028)	68,713
Facilities	3 to 60	303,452	-	(311)	1,577	(11,447)	293,271
Machinery and accessories	3 to 15	1,959,943	5,197	(9,841)	43,921	(343,024)	1,656,196
Leasehold improvements	2 to 20	1,128,504	5,416	(10,689)	6,047	(145,948)	983,330
Buildings	14 to 60	1,982,245	965	(67)	47,401	(319,804)	1,710,740
Furniture and fixtures	2 to 25	660,126	14,319	(11,300)	8,599	(92,961)	578,783
Land	-	628,373	-	-	20,124	(65,398)	583,099
IT equipment	3 to 15	634,580	8,139	(25,825)	16,012	(117,585)	515,321
Other assets	-	31,636	-	(43)	-	(1,742)	29,851
Projects in progress	-	561,488	91,477	(651)	(81,045)	(81,375)	489,894
Total cost		8,232,087	126,562	(62,088)	63,372	(1,236,948)	7,122,985

Depreciation value:
Vehicles		(9,457)	(2,816)	3,269	(17)	10,255	1,234
Tooling		(174,164)	(1,850)	-	-	119	(175,895)
Tools and accessories		(65,740)	(6,764)	-	-	39,836	(32,668)
Facilities		(183,420)	(3,970)	282	-	4,844	(182,264)
Machinery and accessories		(728,408)	(43,950)	9,334	(1,177)	227,855	(536,346)
Leasehold improvements		(602,622)	(34,313)	9,564	(118)	91,561	(535,928)
Buildings		(298,327)	(25,674)	67	(10,902)	144,398	(190,438)
Furniture and fixtures		(369,610)	(22,816)	9,509	993	58,776	(323,148)
IT equipment		(392,095)	(24,029)	25,824	124	88,738	(301,438)
Other assets		(30,836)	(556)	42	-	2,047	(29,303)
Total depreciation		(2,854,679)	(166,738)	57,891	(11,097)	668,429	(2,306,194)
Net total		5,377,408	(40,176)	(4,197)	52,275	(568,519)	4,816,791

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2020	Additions	Write-offs	Write-offs Impairment	Transfers	Translation adjustment	March 31, 2021
Cost:
Vehicles	2 to 5	79,227	523	(10,649)	-	6,908	2,835	78,844
Tooling	3	187,852	-	-	-	28	41	187,921
Tools and accessories	3 to 20	85,678	1,983	(129)	-	707	(24,709)	63,530
Facilities	3 to 60	293,471	3	(402)	-	2,685	3,196	298,953
Machinery and accessories	3 to 15	1,819,693	2,442	(17,971)	-	27,396	(5,219)	1,826,341
Leasehold improvements	2 to 20	963,957	8,972	(8,695)	310	27,921	57,933	1,050,398
Buildings	14 to 60	1,899,176	892	(3)	-	(3,198)	67,124	1,963,991
Furniture and fixtures	2 to 25	566,548	2,936	(1,590)	33	10,922	29,581	608,430
Land	-	661,613	-	(1,203)	-	-	12,855	673,265
IT equipment	3 to 15	543,772	15,603	(4,882)	-	28,679	24,103	607,275
Other assets	-	36,687	-	(891)	-	-	473	36,269
Projects in progress	-	408,385	70,844	(20,280)	-	(89,793)	18,953	388,109
Total cost		7,546,059	104,198	(66,695)	343	12,255	187,166	7,783,326

Depreciation value:
Vehicles		(33,042)	(5,869)	10,028	-	(5,898)	667	(34,114)
Tooling		(166,536)	(2,203)	-	-	-	(41)	(168,780)
Tools and accessories		(39,159)	(9,501)	129	-	-	26,285	(22,246)
Facilities		(176,726)	(3,991)	389	-	(2,951)	(1,426)	(184,705)
Machinery and accessories		(578,762)	(44,557)	17,487	-	(1)	54,094	(551,739)
Leasehold improvements		(480,554)	(35,723)	9,703	-	(5,639)	(21,050)	(533,263)
Buildings		(179,729)	(21,368)	15	-	-	26,643	(174,439)
Furniture and fixtures		(318,611)	(22,955)	3,542	-	(717)	(14,464)	(353,205)
IT equipment		(311,856)	(26,483)	5,415	-	(8,239)	(5,564)	(346,727)
Other assets		(26,027)	(5,783)	699	-	-	(2,925)	(34,036)
Total depreciation		(2,311,002)	(178,433)	47,407	-	(23,445)	62,219	(2,403,254)
Net total		5,235,057	(74,235)	(19,288)	343	(11,190)	249,385	5,380,072

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

17.	INTANGIBLE ASSETS

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	March 31, 2022
Cost:
Software	2,5 to 10	2,492,616	14,411	(11,549)	44,327	(367,989)	2,171,816
Trademarks and patents (defined useful life)	20 to 25	889,834	-	-	-	(142,149)	747,685
Trademarks and patents indefinite useful life)	-	5,888,623	-	-	-	(1,136,240)	4,752,383
Goodwill Avon	-	13,381,191	-	-	-	(1,139,591)	12,241,600
Goodwill Emeis Brazil Pty Ltd.	-	143,180	-	-	-	(17,427)	125,753
Goodwill The Body Shop	-	2,063,672	-	-	-	(436,355)	1,627,317
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	1,456
Relationship with retail clients	10	2,880	-	-	-	(343)	2,537
Key money (indefinite useful life)	-	24,985	-	-	-	(3,071)	21,914
Key money (defined useful life)	3 to 18	14,363	-	(3,349)	-	(2,203)	8,811
Relationship with franchisees and sub franchisees and sales representatives	7 to 15	2,990,558	-	-	-	(389,565)	2,600,993
Technology developed (by acquired subsidiary)	5	1,580,808	-	-	-	(266,320)	1,314,488
Other intangible assets and intangible under development	2 to 10	277,776	38,059	(1)	(43,180)	(39,485)	233,169
Total cost		29,751,942	52,470	(14,899)	1,147	(3,940,738)	25,849,922

Accumulated amortization:
Software		(1,369,767)	(93,681)	11,439	316	320,836	(1,130,857)
Trademarks and patents		(143,186)	(9,901)	-	-	26,637	(126,450)
Key money		(16,517)	-	3,233	-	2,374	(10,910)
Relationship with retail clients		(3,218)	(45)	-	-	626	(2,637)
Relationship with franchisees and sub franchisees		(729,049)	(57,838)	-	-	89,315	(697,572)
Technology developed		(632,326)	(73,523)	-	-	114,327	(591,522)
Other intangible assets		(296)	(389)	-	(47)	(388)	(1,120)
Total accrued amortization		(2,894,359)	(235,377)	14,672	269	553,727	(2,561,068)
Net total		26,857,583	(182,907)	(227)	1,416	(3,387,011)	23,288,854

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2020	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Translation adjustment	March 31, 2021
Cost:
Software	2,5 to 10	2,059,150	8,527	(8,827)	11	64,666	32,395	2,155,922
Trademarks and patents (defined useful life)	20 to 25	894,578	-	-	-	-	49,779	944,357
Trademarks and patents indefinite useful life)	-	5,747,057	-	-	-	-	448,833	6,195,890
Goodwill Avon	-	13,299,849	-	-	-	-	634,949	13,934,798
Goodwill Emeis Brazil Pty Ltd.	-	142,090	-	-	-	-	11,452	153,542
Goodwill The Body Shop	-	1,946,741	800	-	-	-	203,422	2,150,963
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,785	-	-	-	-	235	3,020
Key money (indefinite useful life)	-	26,769	-	-	-	-	1,689	28,458
Key money (defined useful life)	3 to 18	10,860	2,500	-	-	(5,555)	(186)	7,619
Relationship with franchisees and sub franchisees and sales representatives	7 to 15	2,959,519	-	-	-	-	180,831	3,140,350
Technology developed (by acquired subsidiary)	5	1,595,041	-	-	-	-	78,428	1,673,469
Other intangible assets and intangible under development	2 to 10	108,275	28,754	-	-	(57,431)	60,795	140,393
Total cost		28,794,170	40,581	(8,827)	11	1,680	1,702,622	30,530,237

Accumulated amortization:
Software		(1,022,498)	(89,404)	8,061	-	3,955	11,554	(1,088,332)
Trademarks and patents		(100,043)	(13,882)	-	-	-	(3,409)	(117,334)
Key money		(8,871)	(185)	6	-	1,667	(450)	(7,833)
Relationship with retail clients		(2,839)	(75)	-	-	-	(210)	(3,124)
Relationship with franchisees and sub franchisees		(419,061)	(75,493)	-	-	-	(31,903)	(526,457)
Technology developed		(319,009)	(82,477)	-	-	-	(16,882)	(418,368)
Other intangible assets		(4,721)	(309)	-	-	-	(57,735)	(62,765)
Total accrued amortization		(1,877,042)	(261,825)	8,067	-	5,622	(99,035)	(2,224,213)
Net total		26,917,128	(221,244)	(760)	11	7,302	1,603,587	28,306,024

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

18.	RIGHT-OF-USE AND LEASE LIABILITIES

a)	Right-of-use

	Consolidated
	Useful life in Years (a)	December 31, 2021	Additions	Write-offs	Translation adjustment	March 31, 2022
Cost:
Vehicles	3	168,062	7,229	(11,317)	(17,415)	146,559
Machinery and equipment	3 to 10	33,629	4,280	(224)	(6,581)	31,104
Buildings	3 to 10	1,543,018	138,016	(47,453)	(136,502)	1,497,079
IT equipment	10	31,803	105	(86)	(3,219)	28,603
Retail stores	3 to 10	3,417,595	122,149	(91,661)	(494,748)	2,953,335
Tools and accessories	3	1,053	-	(415)	(135)	503
Total cost		5,195,160	271,779	(151,156)	(658,600)	4,657,183

Depreciation value:
Vehicles		(91,509)	(9,036)	10,481	8,590	(81,474)
Machinery and equipment		(17,133)	(2,627)	224	3,573	(15,963)
Buildings		(507,045)	(68,797)	40,929	61,515	(473,398)
IT equipment		(24,410)	(1,850)	85	2,166	(24,009)
Retail stores		(1,458,512)	(164,748)	91,647	246,757	(1,284,856)
Tools and accessories		(582)	(94)	415	64	(197)
Total accrued depreciation		(2,099,191)	(247,152)	143,781	322,665	(1,879,897)
Net total		3,095,969	24,627	(7,375)	(335,935)	2,777,286

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life in Years (a)	December 31, 2020	Additions	Write-offs	Transfers (b)	Translation adjustment	March 31, 2021
Cost:
Vehicles	3	157,867	13,860	(7,386)	-	2,947	167,288
Machinery and equipment	3 to 10	53,048	2,011	(17,431)	-	2,729	40,357
Buildings	3 to 10	1,616,833	77,660	(158,871)	-	(35,032)	1,500,590
IT equipment	10	30,000	181	(790)	-	2,671	32,062
Retail stores	3 to 10	3,338,104	120,586	(251,695)	3,888	255,374	3,466,257
Tools and accessories	3	3,187	-	-	-	(1,079)	2,108
Total cost		5,199,039	214,298	(436,173)	3,888	227,610	5,208,662

Depreciation value:
Vehicles		(63,422)	(14,360)	6,231	-	(237)	(71,788)
Machinery and equipment		(21,045)	(3,130)	8,819	-	(804)	(16,160)
Buildings		(399,765)	(66,538)	51,278	-	(6,768)	(421,793)
IT equipment		(19,161)	(1,467)	787	-	(1,759)	(21,600)
Retail stores		(1,291,346)	(170,393)	263,647	-	(90,222)	(1,288,314)
Tools and accessories		(2,253)	(230)	1,626	-	(186)	(1,043)
Total accrued depreciation		(1,796,992)	(256,118)	332,388	-	(99,976)	(1,820,698)
Net total		3,402,047	(41,820)	(103,785)	3,888	127,634	3,387,964
a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.

b)	Refers to key money related to store rentals. This amount is transferred from “right of use” to "intangible assets” when a new commercial agreement with the lessor is not yet signed.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	March 31, 2022	March 31, 2021
Amounts recognized in the statement of income for the three-month period ended March 31, 2022 and 2021:
Financial expense on lease	47,779	54,621
Amortization of right of use	247,152	256,118
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	16,503	15,172
Sublease revenue	(6,551)	(8,073)
Short-term lease expenses and low-value assets	20,730	27,480
Benefits granted by lessor related to Covid-19	(5,138)	(16,479)
Other lease-related expenses	14,440	11,426
Total	334,915	340,265

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	272,784	301,420
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interest)	51,464	50,830
Variable lease payments, not included in the measurement of lease liabilities	18,055	3,524
Short-term and low-value assets lease payments	17,177	22,803
Other lease-related payments	22,360	10,672
Total	381,840	389,249
b)	Lease liability

	Consolidated
	March 31, 2022	December 31, 2021
Current	847,307	1,005,523
Non-current	2,214,365	2,542,339
Total	3,061,672	3,547,862

Below are the changes in lease liability balances for the three-month period ended March 31, 2022 and 2021:

Consolidated
Balance as of December 31, 2020	3,858,455
New contracts and modifications	157,425
Payments (principal)	(301,420)
Payments (interest)	(50,830)
Appropriation of financial charges	54,621
Write-offs (a)	(332,893)
Translation adjustment	535,255
Balance as of March 31, 2021	3,920,613

Balance as of December 31, 2021	3,547,862
New agreements and modifications	258,088
Payments (principal amount)	(272,784)
Payments (interest)	(51,464)
Appropriation of financial charges	47,779
Write-offs (a)	(1,322)
Translation adjustment	(466,487)
Balance as of March 31, 2022	3,061,672
a)	Mainly related to termination of agreements related to lease of stores.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The amount of lease liability payments, including interest payments due to maturity, is as follows:

	Consolidated
	March 31, 2022	December 31, 2021
Less than a year	977,909	1,154,697
One to five years	1,973,320	2,086,269
More than five years	639,261	829,511
Total expected cash flow	3,590,490	4,070,477
Interest to be incurred	(528,818)	(522,615)
Total balance	3,061,672	3,547,862

19.	BORROWING, FINANCING AND DEBENTURES

	Ref.	Consolidated
		March 31, 2022	December 31, 2021
Local currency:
Financing Agency for Studies and Projects FINEP		36,918	44,193
Debentures	A	1,889,945	1,922,732
Working capital – The Body Shop Operation	B	439,812	526,743
Working capital – Avon and Natura &Co Luxembourg operations		993,868	164,491
Notes – Avon (1)	C	3,540,842	4,255,958
Total in local currency		6,901,385	6,914,117

Foreign currency:
Representative debt securities (“Notes”)	D	4,727,568	5,523,287
Resolution nº 4131/62	E	238,023	279,428
Total in foreign currency		4,965,591	5,802,715
Grand total		11,866,976	12,716,832

Current		3,863,522	945,069
Non-current		8,003,454	11,771,763

Debentures
Current		316,779	350,145
Non-current		1,573,166	1,572,587
(1)	Balances recorded at estimated fair value resulting from business combinations with subsidiary Avon.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Real	By August 2024	Interest of 112% of the CDI 1.00% + CDI and 1.15% + CDI, with maturity dates in September 2022 and August 2024.	113.0% CDI + 1.15% - CDI +1.30%	None
B	Pounds	April 2024	Sonia + interest of 2.9% p.a.	Sonia + interest 2.9% of p.a.	“Corporate” guarantee from the subsidiary Natura Cosméticos until December 2021 and “Aval” guarantee from Natura &Co from January 2022.
C	Dollar	March 2023 and March 2043	Interest of 6.45% p.a. and 8.45% p.a.	Interest of 6.45% of p.a. and 8.45% of p.a.	None
D	Dollar	May 2028	Interest of 4.125% p.a.	5.79%	“Aval” Guarantee from Natura &Co
E	Dollar	May 2022	Sonia + interest of 1.1% p.a.	Sonia + interest 1.1% of p.a.	“Aval” Guarantee from subsidiary Indústria e Comércio de Cosméticos Natura Ltda.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Changes in the balances of borrowing, financing and debentures for the three-month period ended March 31, 2022 and 2021 are as follows:

	Parent	Consolidated
Balance as of December 31, 2020	515,966	13,822,913
New borrowing and financing	-	133,980
Repayment	-	(623,273)
Appropriation of financial charges and funding costs	8,140	178,845
Financial charges payment	-	(324,814)
Exchange rate variation	-	401,366
Translation adjustment	-	421,874
Balance as of March 31, 2021	524,106	14,010,891

Balance as of December 31, 2021	-	12,716,832
New borrowing and financing (a)	-	1,181,421
Repayment	-	(238,574)
Appropriation of financial charges and funding costs	-	144,408
Financial charges payment	-	(211,706)
Exchange rate variation	-	(871,906)
Translation adjustment	-	(853,499)
Balance as of March 31, 2022	-	11,866,976
a)	On October 28, 2021, the subsidiary Natura &Co Luxembourg, entered into a revolving credit facility in the principal amount of up to US$625.0 million. The revolving credit facility has a term of 36 months, subject to extensions. On March 11, 2022, the amount of US$ 200.0 million (approximately R$ 1,116 million) was used.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The maturities of non-current portion of borrowing, financing and debentures liabilities are as follows:

	Consolidated
	March 31, 2022	December 31, 2021
2023	194,184	2,812,260
2024	1,796,337	2,249,609
2025 onwards	6,012,933	6,709,894
Total	8,003,454	11,771,763

19.1	Covenants

The contractual covenants associated with the debt contracts of the Company establish the maintenance of minimum financial indicators resulting from the ratio of the division of the net treasury debt by the EBITDA of the last 12 months, as well as non-financial indicators according to each contract. As of December 31, 2021 and 2020, the Company was in compliance with such covenants.

20.	TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS

	Parent		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Domestic trade accounts payable	2,111	3,537	4,441,611	5,248,462
Foreign trade accounts payable (a)	930	2,151	811,929	1,104,189
Subtotal	3,041	5,688	5,253,540	6,352,651

Reverse factoring operations (b)	-	-	236,542	417,928
Total	3,041	5,688	5,490,082	6,770,579
a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.

b)	The Company has contracts signed with Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers.

21.	TAX LIABILITIES

	Parent		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
ICMS (ordinary)	-	-	123,782	150,396
ICMS-ST provision (a)	-	-	58,771	58,188
Taxes on invoicing abroad	-	-	216,881	340,648
Withholding tax (IRRF)	-	-	124,066	148,081
Other taxes payable - foreign subsidiaries	-	-	112,638	138,461
Income tax	1,356	446	15,659	7,062
PIS and COFINS payable	156	144	156	144
INSS and service tax (ISS) payable	62	64	32,983	29,359
Other	-	-	10,902	8,888
Total	1,574	654	695,838	881,227

Current	1,574	654	587,663	766,430
Non-current	-	-	108,175	114,797
a)	The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in note 12.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company is involved in certain legal issues arising in the normal course of its business, which include civil, tax, social security, labor, business and other proceedings.

The Company’s Management believes that, based on the elements existing on the base date of these financial statements, the provision for tax, civil, labor, commercial and other risks is sufficient to cover possible losses on administrative and legal proceedings, as shown below.

22.1 Contingencies assessed as probable risk of loss

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

(1)	Reversals mainly refer to adhesion to State tax amnesty programs and change of labor proceedings estimates.

(2)	The business combination amounts as of March 31, 2022 are segregated between tax (R$499,576), civil (R$10,897) and labor (R$21,455) proceedings.

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination)		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Balance as of January 1	862,092	931,771	305,690	219,373	233,474	251,339	597,585	797,693	1,998,841	2,200,176
Additions	9,617	48,378	46,895	5,803	27,025	16,903	-	-	83,537	71,084
Reversals (1)	(696)	(21,890)	(4,864)	(29,541)	(8,814)	(13,850)	(56,153)	(11,017)	(70,527)	(76,298)
Payments	(1,658)	(2)	(37,204)	(13,641)	(11,782)	(7,607)	-	-	(50,644)	(21,250)
Inflation adjustment	3,506	2,926	1,157	272	1,371	1,798	5,053	5,802	11,087	10,798
Translation adjustment	(43,973)	17,208	(34,510)	17,545	(22,119)	13,134	(14,557)	4,285	(115,159)	52,172
Transfers (3)	(18,095)	(383)	(1,764)	-	127	(988)	-	-	(19,731)	(1,371)
Balance as of March 31	810,793	978,008	275,400	199,811	219,282	260,729	531,928	796,763	1,837,404	2,235,311

Current									204,823	176,704
Non-current									1,632,581	2,058,607

22.1.1 Civil, commercial and other

As of March 31, 2022, the Company is a party to civil, commercial and other lawsuits and proceedings, mainly related to indemnification claims. Provisions are periodically reviewed based on the evolution of proceedings and the evolution of case law to reflect the best estimate.

a)	Disputes related to talc

The subsidiary Avon International was named a defendant (along with other manufacturers of cosmetics and other products that, unlike those marketed by Avon, were designed with asbestos) in personal injury lawsuits brought in US courts. As of March 31, 2022, there were 158 individual cases pending against Avon International and during the three-month period ended March 31, 2022, 13 new cases were started and 6 were closed or settled. The value of the settlements was not material, individually or in the aggregate, for the operating results of the Company or the subsidiary Avon International.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

22.1.2 Labor

The Company, as of March 31, 2022, is a party in labor claims filed by former employees and service providers, mainly related to the payment of severance pay, overtime, salary premiums and monies owed as a result of subsidiary liability and discussion about the recognition of any employment relationship. None of these processes is individually relevant. Provisions are periodically reviewed based on the progress of lawsuits and history of losses on labor claims to reflect the best estimate.

22.2. Contingencies assessed as possible risk of loss

The contingent liabilities for which the probability of disbursing funds that incorporate economic benefits is assessed as possible are presented below:

	Consolidated
	March 31, 2022	December 31, 2021
Tax	9,303,586	9,884,541
Civil	148,777	128,479
Labor	181,824	180,838
Total contingent liabilities	9,634,187	10,193,858

23.	OTHER LIABILITIES

	Consolidated
	March 31, 2022	December 31, 2021

Pension and post-employment health care plans(a)	614,550	673,458
Deferred revenue from performance obligations with customers (b)	312,005	393,046
Provisions for incentives to consultants	222,131	286,791
Provisions for operating expenses (marketing / technology, etc.) (c)	500,517	601,841
Provision for store renovation	93,148	105,165
Crer Para Ver (d)	93,748	90,655
Provisions for rentals (e)	36,154	55,500
Provision for restructuring (f)	53,668	103,760
Long-term incentives (g)	4,728	6,302
Insurance payables	65,805	127,413
Other Liabilities(h)	174,388	214,635
Total	2,170,842	2,658,566

Current	1,316,477	1,716,110
Non-current	854,365	942,456
a)	As of March 31, 2022, there is R$389,874 (R$445,804 as of December 31, 2021) referring to pension plans, and R$35,096 referring to post-employment plans (R$34,774 as of December 31, 2021) of subsidiary Avon, and R$127,622 (R$124,649 as of December 31, 2021) referring to post-employment assistance plans of the subsidiary Natura Cosméticos and R$61,958 (R$68,230 as of December 31, 2021) referring to post-employment assistance plans of the subsidiary Natura &Co International.

b)	Refers to the deferral of revenue from performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$186,450 (R$235,308 as of December 31, 2021) is referring to subsidiary Avon, R$95,432 (R$121,341 as of December 31, 2021) referring to the consolidated subsidiary Natura Cosméticos and R$30,123 (R$36,397 as of December 31, 2021) referring to subsidiary Natura &Co International.

c)	Refers to the Company's operating provisions arising mainly from expenses with the provision of technology, marketing and advertising services.

d)	Contribution of the social program to the development of the quality of education.

e)	Refers to the (grace period) granted by the lessors to start paying the rent of certain retail stores, for the lease agreements that were not included in the initial measurement of the lease liability / right of use of subsidiary The Body Shop, in accordance with the exceptions allowed by CPC 06 (R2) / IFRS 16.

f)	Provision for costs directly related to the integration plan and changes in the organizational structure substantially of the subsidiary Avon.

g)	Substantially refers to the variable compensation plans of the subsidiary Avon's executives.

h)	Refers to miscellaneous provisions such as indemnities and long-term contractual obligations.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

24.	SHAREHOLDER’S EQUITY

24.1 Treasury shares

On March 31, 2022, the item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance as of December 31, 2021	4,899,540	151,342	30.89
Used	(313,785)	(8,282)	26.39
Acquired	5,391,900	120,300	22.31
Balance as of March 31, 2022	9,977,655	263,360	26.39

The minimum and maximum cost of the balance of treasury shares on March 31, 2022 are R$ 21.11 and R$ 24.07, respectively.

24.2 Dividends

As of December 30, 2021, dividends were proposed for the year ended December 31, 2021 in the amount of R$ 180,772, equivalent to the remuneration of R$0.1315 per share based on earnings in the period. According to the Company’s bylaws and the article 197 of law no. 6,604/76 the amount of R$133,616 referring to the portion of minimum mandatory dividends exceeding the realized net income for the year was submitted for approval in the Annual General Meeting held in April 2022 and was classified as unrealized profit reserve.

24.3 Reclassification of effects between equity accounts

As of January 1 and December 31, 2021, the balances referring to predecessor adjustments presented in goodwill on the issuance/sale of shares in capital reserve in the statement of changes in equity were reclassified to special reserve in capital reserve, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$303,059 does not have any effect on the equity and financial position presented by the Company in these periods.

As of January 1, 2021, the balances referring to the effects of the conversion of balance sheets of subsidiaries in hyperinflationary economies presented in retained earnings in earnings reserve in the statement of changes in equity were reclassified to Other comprehensive income, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$202,677 does not have any effect on the equity and financial position presented by the Company in that period.

During the period ended March 31, 2022, the balance referring to the effects of the conversion of balance sheets of subsidiaries in hyperinflationary economies presented in capital reserves (goodwill reserve on the issuance/sale of shares and additional paid-in capital) and in profit reserves (retained earnings) in the statement of changes in equity was reclassified to other comprehensive income, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$193,261 does not have any effect on the equity and financial position presented by the Company in this period.

25.	INFORMATION ON SEGMENTS

There was no change in the composition of the operating segments and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2021.

Net revenue by segment is as follows for the three-month period ended March 31, 2022:

➢	Natura &Co Latam – 57.6%

➢	Avon International – 22.3%

➢	The Body Shop – 12.3%

➢	Aesop – 7.8%

The following tables summarize the financial information related to the three-month period ended March 31, 2022 and 2021 and the year ended December 31, 2021:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.1 Operating segments

	March 31, 2022
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	4,751,521	393,304	(219,596)	-	1,081,927	(1,363,219)	(21,106)	(128,690)
Avon International [1]	1,841,975	40,847	(178,407)	(39,587)	146,558	(263,983)	(37,036)	(331,608)
The Body Shop [1]	1,017,406	64,656	(177,419)	-	13,802	(32,990)	(10,452)	(142,403)
Aesop International [1]	642,394	139,717	(73,845)	-	16,172	(42,109)	(12,517)	27,418
Corporate expenses	-	(122,787)	-	-	95,913	(38,638)	(1,377)	(66,890)
Consolidated	8,253,296	515,737	(649,267)	(39,587)	1,354,372	(1,740,939)	(82,488)	(642,173)

	March 31, 2021
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	5,185,945	574,380	(213,329)	-	764,596	(867,170)	(82,272)	176,205
Avon International [1]	2,363,473	(22,322)	(218,962)	(28,749)	247,756	(324,543)	(19,145)	(308,467)
The Body Shop [1]	1,319,731	194,198	(190,658)	-	20,241	(44,659)	2,007	(18,871)
Aesop International [1]	585,924	156,487	(73,246)	-	49	(18,960)	(18,741)	45,589
Corporate expenses	-	(73,669)	(181)	-	6,302	(11,518)	28,058	(51,008)
Consolidated	9,455,073	829,074	(696,376)	(28,749)	1,038,944	(1,266,850)	(90,093)	(156,552)

	March 31, 2022				December 31, 2021
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	16,979,586	27,220,035	6,448,606	8,635,216	18,060,879	29,580,551	7,462,550	8,794,843
Avon International [1]	11,834,945	14,481,649	4,235,622	2,014,100	14,286,498	17,512,750	2,783,907	5,100,109
The Body Shop [1]	6,531,943	8,376,021	1,736,656	1,933,662	8,166,363	10,813,064	1,690,622	2,485,200
Aesop International [1]	1,285,774	2,146,234	481,348	513,293	1,520,514	2,542,125	610,451	648,695
Corporate expenses	842,684	-	1,383,318	1,001,773	964,359	-	1,146,347	1,159,041
Consolidated	37,474,932	52,223,939	14,285,550	14,098,044	42,998,613	60,448,490	13,693,877	18,187,888

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.2 Net revenue and non-current assets by geographic region

	Net revenue		Non-current assets
	March 31, 2022	March 31, 2021	March 31, 2022	December 31, 2021
Asia	880,179	972,133	1,028,849	1,216,942
North America	1,337,592	1,509,298	5,711,432	6,459,026
Mexico	852,514	975,921	3,248,572	3,640,644
Other	485,077	533,377	2,462,860	2,818,382
South America	3,653,455	3,944,391	13,582,147	14,250,548
Brazil	2,235,662	2,307,665	11,622,765	11,953,325
Argentina	634,509	621,252	795,173	1,036,205
Other	783,284	1,015,474	1,164,209	1,261,018
Europe, Middle East and Africa (EMEA)	2,194,003	2,850,110	15,623,839	19,276,178
United Kingdom	723,664	1,017,744	9,725,304	12,162,597
Other	1,470,340	1,832,366	5,898,534	7,113,581
Oceania	188,068	179,141	1,528,665	1,795,919
Consolidated	8,253,296	9,455,073	37,474,932	42,998,613

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

26.	REVENUE

	Consolidated
Gross revenue:	March 31, 2022	March 31, 2021
Direct Selling	7,989,252	9,580,631
Retail	1,166,641	796,079
Online	739,063	815,170
Other sales	747,066	867,386
Subtotal	10,642,022	12,059,266

Returns and cancellations	(130,933)	(137,910)
Commercial discounts and rebates	(274,648)	(243,742)
Taxes on sales	(1,983,145)	(2,222,541)
Subtotal	(2,388,726)	(2,604,193)
Total net revenue	8,253,296	9,455,073

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

27.	OPERATING EXPENSES AND COST OF SALES

	Parent		Consolidated
Classified by function	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Cost of sales	-	-	2,945,608	3,322,467
Selling, marketing and logistics expenses	-	-	3,685,454	4,007,445
Administrative, R&D, IT, and project expenses	60,947	24,616	1,533,300	1,627,686
Total	60,947	24,616	8,164,362	8,957,598

Classified by nature
Cost of sales	-	-	2,945,608	3,322,467
Raw material/packaging material/resale	-	-	2,493,433	3,008,015
Employee benefits expense (note 28)	-	-	141,733	135,340
Depreciation and amortization	-	-	59,190	54,410
Other	-	-	251,252	124,702

Selling, marketing and logistics expenses	-	-	3,685,454	4,007,445
Logistics costs	-	-	556,774	653,055
Personnel expenses (note 28)	-	-	1,090,024	1,122,513
Marketing, sales force and other selling expenses	-	-	1,709,589	1,895,685
Depreciation and amortization	-	-	329,067	336,192

Administrative, R&D, IT and project expenses	60,947	24,616	1,533,300	1,627,686
Innovation expenses	-	-	76,615	65,037
Personnel expenses (note 29)	25,576	21,833	639,403	724,965
Other administrative expenses	35,195	2,783	556,272	531,910
Depreciation and amortization	176	-	261,010	305,774

Total	60,947	24,616	8,164,362	8,957,598

28.	EMPLOYEE BENEFITS

	Parent		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Payroll, profit sharing and bonuses	14,094	14,409	1,373,447	1,470,600
Pension Plan	-	-	64,400	65,568
Share-based payments and charges on restricted shares	8,311	5,176	23,484	52,262
Health care, food and other benefits	449	760	178,645	165,076
Charges, taxes and social contributions	255	102	178,471	180,560
INSS	2,467	1,386	52,713	48,752
Total	25,576	21,833	1,871,160	1,982,818

28.1 Share-based payments

Information regarding share-based payments was presented in the Company's financial statements for the year ended December 31, 2021, in note 29.

The expense related to stock options, restricted shares and performance shares, including social charges, recognized in the three-month period ended March 31, 2022, was R$8,311 and R$23,484 for parent company and consolidated (R$5,176 and R$52,262 as of March 31, 2021), respectively.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

2022 Grants

In April 2022, share-based awards related to the “Co-Investment Plan” and the “Long-Term Incentive Plan” were granted.

Grants for 2021 and earlier

Changes in the number of outstanding stock options, as well as of restricted and performance shares, are presented below:

Purchase Options and Strategy Acceleration Plan
Options (thousands)
Balance as of December 31, 2020	17,245
Canceled / Exercised	(718)
Balance as of March 31, 2021	16,527

Purchase Options and Strategy Acceleration Plan
Options (thousands)
Balance as of December 31, 2021	20,137
Canceled / Exercised	(325)
Balance as of March 31, 2022	19,812

	Restricted shares (thousands)	Performance shares (thousands)
Balance as of December 31, 2020	6,960	637
Canceled	(5)	-
Exercised	(1,272)	-
Balance as of March 31, 2021	5,683	637

	Restricted shares (thousands)	Performance shares (thousands)
Balance as of December 31, 2021	5,494	8,045
Canceled / Exercised	(2,464)	(347)
Balance as of March 31, 2022	3,030	7,698

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The number of shares above and throughout this disclosure note:

• do not include the Avon Products Inc. plans that were in place prior to the acquisition by Natura &Co, as covered in note 29.2 of the Company’s financial statements for the year ended December 31, 2021;

• are shown already considering the stock split approved at the Extraordinary Shareholders Meeting held on September 17, 2019;

• are presented using B3 equivalents for awards that are to be exercised / settled in ADRs, to ensure consistency; and

• the number of performance shares is disclosed assuming achievement of performance conditions at target, whereas the expense recognized reflects the latest reassessment of the number of awards expected to vest.

The awards outstanding at the end of the three-month period ended March 31, 2022 have the following maturity dates, fair values and strike prices:

As of March 31, 2022 – Stock options

Grant date	Conditions for acquisition of right as of the grant date	Strike price	Fair value	Existing options (thousands)	Maximum remaining contractual life (years)	Exercisable options (thousands)
March 16, 2015	2 to 4 years of service	13.47	4.85 to 5.29	104	1.0	104
July 28, 2015 (Strategy acceleration)	4 to 5 years of service	12.77	6.20 to 6.23	495	1.3	495
March 15, 2016	2 to 4 years of service	12.71	7.16 to 7.43	93	2.0	93
July 11, 2016 (Strategy acceleration)	4 to 5 years of service	11.28	6.84 to 6.89	1,540	2.3	1,540
March 10, 2017	2 to 4 years of service	12.46	6.65 to 6.68	378	2.9	378
March 10, 2017 (Strategy acceleration)	4 to 5 years of service	12.46	6.87 to 6.89	1,890	2.9	1,890
March 12, 2018	2 to 4 years of service	16.83	7.96 to 8.21	1,537	4.0	1,537
March 12, 2018 (Strategy acceleration)	3 to 5 years of service	12.04 to 16.83	8.21 to 9.67	3,800	4.0	1,900
April 12, 2019	2 to 4 years of service	23.41	11.71 to 11.82	1,425	5.0	907
April 12, 2019 (Strategy acceleration)	4 to 5 years of service	23.41	11.51 to 11.71	1,900	5.0	-
March 31, 2021	4 to 5 years of service	48.98	29.08 to 29.81	1,100	9.0	-
December 17, 2021	3 to 4 years of service	27.28	17.58 to 18.16	5,550	9.7	-
				19,812		8,844

As of March 31, 2022 – Restricted shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value (R$)	Maximum remaining contractual life (years)
April 12, 2019 – Plan I	2 to 4 years of service	278	21.62 to 22.53	1.0
March 27, 2020 – Co-Investment Plan	1 to 3 years of service	652	29.00	1.1
March 31, 2021	1 to 3 years of service	2,100	48.13	2.1
		3,030

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of March 31, 2022 – Performance shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value (R$)	Maximum remaining contractual life (years)	Shares not released (thousand)
May 21, 2019	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	539	28.10 to 45.70	0.2 to 1.2	539
September 30, 2020	Achievement of performance conditions, 2.5 years of service plus an additional holding period of 1 year for certain awards.	4,067	48.56 to 73.46	1.1 to 2.1	4,067
March 31, 2021	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	3,092	46.57 to 50.98	2.1 to 3.1	3,092
		7,698			7,698

As of March 31, 2022, the market price was R$26.05 (R$48.14 as of March 31, 2021) per share.

29.	FINANCE INCOME (EXPENSES)

	Parent		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
FINANCE INCOME:
Interest on short-term investments	6,192	4,042	86,210	45,481
Gains on monetary and exchange rate variations (a)	2,490	2,118	1,092,906	290,367
Gains on swap and forward transactions (c)	-	-	109,199	662,309
Gains on swap and forward derivatives mark to market	-	-	7,977	1,181
Hyperinflationary economy adjustment (Argentina)	-	-	29,526	20,726
Other finance income	1,253	-	28,554	18,880
Subtotal	9,935	6,160	1,354,372	1,038,944

FINANCE EXPENSES:
Interest on financing	-	(8,140)	(140,043)	(169,176)
Interest on leases	-	-	(47,779)	(54,621)
Losses from monetary and exchange rate variations (b)	(1,031)	-	(306,012)	(661,162)
Losses on swap and forward transactions (d)	(5,266)	-	(1,090,919)	(259,907)
Losses on swap and forward derivatives mark to market	-	-	(1,206)	(1,763)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(11,087)	(10,028)
Appropriation of funding costs (debentures and notes)	-	-	(4,365)	(2,630)
Interest on pension plan	-	-	(979)	(3,079)
Hyperinflationary economy adjustment (Argentina)	-	-	(85,372)	(36,585)
Other finance expenses	(17,686)	(2,594)	(53,177)	(67,899)
Subtotal	(23,983)	(10,734)	(1,740,939)	(1,266,850)
Net finance income (expenses), net	(14,048)	(4,574)	(386,567)	(227,906)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

(*) Of the balances originally presented as of March 31, 2021, certain financial income and expenses have been reclassified for better presentation. This reclassification does not affect the originally presented financial income and expense.

The breakdown set forth below is intended to better explain the results of the foreign exchange hedging transactions entered into by the Company as well as its related items recorded in the financial income (expenses) and shown in the previous table:

	Parent		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
(a) Gains on monetary and exchange rate variations	2,490	2,118	1,092,906	290,367
Gains on exchange rate variation on borrowings, financing and debentures	-	-	876,878	30,673
Exchange rate variation on imports	-	-	4,832	15,947
Exchange rate variation on export receivables	2,490	2,118	13,683	43,929
Exchange rate variation on accounts payable from foreign subsidiaries	-	-	69,666	90,679
Exchange variations of bank accounts in foreign currency	-	-	127,847	109,139

(b) Losses from monetary and exchange rate variations	(1,031)	-	(306,012)	(661,162)
Losses from exchange rate variation on borrowings (i)	-	-	(4,972)	(439,621)
Exchange rate variation on imports	-	-	(9,868)	(10,920)
Exchange rate variation on export receivables	(1,031)	-	(53,216)	(23,639)
Exchange rate variation on accounts payable from foreign subsidiaries	-	-	(95,327)	(85,646)
Exchange rate variation on financing	-	-	(142,629)	(101,336)

(c) Gains on swap and forward transactions	-	-	109,199	662,309
Revenue from swap exchange coupons (ii)	-	-	93,186	171,676
Gains on exchange variations on swap instruments (ii)	-	-	16,013	490,633

(d) Losses on swap and forward transactions	(5,266)	-	(1,090,919)	(259,907)
Losses from exchange rate variation on swap instruments (ii)	-	-	(891,915)	(94,824)
Financial costs of swap instruments (ii)	(5,266)	-	(199,004)	(165,083)

(*) The original amounts presented in these lines as of March 31, 2021, were reclassified to give a better disclosure. This reclassification does not impact the subtotal amounts of the respective groups, or any line presented in the finance income (expenses) tables originally presented and included in the previous table.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

30.	OTHER OPERATING EXPENSES, NET

	Consolidated
	March 31, 2022	March 31, 2021
Other operating income, net
Result on write-off of property, plant and equipment	-	10,135
Tax credits	17,373	10,461
Tax benefit from amnesty program (a)	30,337	-
Revenue with sale of customer portfolio	5,308	-
Other operating income	4,846	6,974
Total other operating income	57,864	27,570

Other operating expenses, net
Result on write-off of property, plant and equipment	(1,751)	-
Crer para Ver (b)	(11,712)	(8,795)
Expenses with sale of customer portfolio	-	(3,964)
Transformation and integration plan (c)	(80,119)	(134,142)
Tax contingencies	(1,695)	(1,880)
Other operating expenses	(21,300)	(4,221)
Total other operating expenses	(116,577)	(153,002)
Other operating income (expenses), net	(58,713)	(125,432)
a)	Refers to tax benefits in Brazil from the inclusion in some states tax amnesty programs by the subsidiary Avon Cosmeticos Ltda.

b)	Allocation of operating profit from sales of the “Crer para Ver” line of non-cosmetic products to Instituto Natura, specifically directed to social projects for developing the quality of education.

c)	Expenses related to the implementation of the transformation plan of subsidiary The Body Shop and the integration of subsidiary Avon Products Inc., which is supported by five pillars, namely: (1) making the brand younger; (2) optimizing the retail and direct sale operations; (3) improving the omni-channel; (4) improving operational efficiency; and (5) redesigning the organization.

31.	EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	March 31, 2022	March 31, 2021
Loss attributable to the Company’s controlling shareholders	(643,092)	(155,169)
Weighted average of the number of issued common shares	1,379,706,174	1,375,484,203
Weighted average number of shares in treasury	(9,632,014)	(808,328)
Weighted average of the number of outstanding common shares	1,370,074,160	1,374,675,875
Basic loss per share – R$	(0.4694)	(0.1129)

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding, assuming the conversion of all potential common shares that would cause dilution. Considering that the Company recorded a loss for the three-month periods ended March 31, 2022 and 2021, any adjustment would have an anti-dilution effect and, therefore, the diluted loss per share is equal to the basic loss per share.

32.	TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

32.1. Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

	Parent
	March 31, 2022	December 31, 2021
Current Assets:
Natura Cosméticos S.A. (a) (b)	7,690	153,656
Avon Products, Inc(b)	24,060	20,223
Natura Cosméticos S.A. – Argentina (a)	3,651	4,302
Natura Cosméticos S.A. – Chile (a)	-	609
Natura Cosméticos S.A. – Perú (a)	455	567
Natura Cosméticos S.A – Colombia(a)	320	377
The Body Shop International (b)	12,700	7,416
Aesop UK (a)	2,467	2,836
Natura Biosphera	29	-
The Body Shop Brasil Franquias	28	-
Ind e Com Cosméticos Natura Ltda	805	-
Natura Dist de Mexico(a)	-	536
Total current assets	52,205	190,522
Current Liabilities:
Natura Cosméticos S.A. (a)	2,393	1,882
Indústria e Comércio de Cosméticos Natura Ltda. (a)	561	188
Natura Comercial	17	-
Avon Products, Inc(a)	-	37,784
The Body Shop International	-	19,959
Aesop UK	-	358
Total current liabilities	2,971	60,171
a)	Refers to the allocation of expenses related to the purchase options and restricted shares plans.

b)	In December 31, 2021 refers to interest on own equity.

32.2. Uncontrolled and unconsolidated transactions with related parties

Instituto Natura holds shares in the Essential Investment Fund. As of March 31, 2022, the balance is R$ 6,930 (R$ 8,850 as of March 31, 2021).

On June 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda. (“Bres Itupeva”), for the construction and leasing of a processing center for distribution and warehousing of products (HUB), in Itupeva, State of São Paulo. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S.A., to which Natura makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the Company’s controlling group, indirectly control Bres Itupeva. This agreement was amended on February 10, 2021, with Natura Cosméticos becoming the lessee. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings”, the netbook value was R$ 71,895 in the three-month period ended March 31, 2022 (R$60,998 under item Buildings of Property, Plant and Equipment, as of December 31, 2021) and in the three-month period ended March 31, 2022, the amount paid as lease was R$4,014 (R$3,560 for the three month period ended March 31, 2021).

On January 8, 2021, a related-party transaction was carried out between the Company, as lessee and owner, the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, as lessor and surface-right owner (Co-Chairmen of the Board of Directors of the Company and shareholder members of the controlling group parent Company). This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas. This is a build-to-suit lease in which the property has not yet been delivered and, therefore, there was no disbursement during the three-month period ended March 31, 2022.

On May 12, 2021, a transaction was entered into between Natura Cosméticos S.A., as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-Chairmen of the Board of Directors of the Company). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in the amount of R$5,501 and the total amount paid as rent was R$496.

In the three-month period ended March 31, 2022, the Company transferred to Instituto Natura as a donation associated with the net income from sales of the Natura Crer Para Ver product line the amount of R$8,000 (R$10,000 for the three-month period ended March 31, 2021).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The Company has a structure of internal controls to support the identification, monitoring and approval of transactions between Related Parties.

32.3. Key management personnel compensation

The total compensation of the key management personnel is as follows:

	March 31, 2022			March 31, 2021
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
Board of Directors	3,701	5,382	9,083	3,715	2,790	6,505
Executive Board	9,283	13,140	22,423	10,169	14,554	24,723
	12,984	18,522	31,506	13,884	17,344	31,228

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

33.	COMMITMENTS

33.1 Contracts related to supply

Total minimum supply payments, measured at nominal value, according to the contract, are as follows:

	Consolidated
	March 31, 2022	December 31, 2021
Less than one year	884,477	929,288
One to five years	277,276	460,081
Above 5 years	104,369	10,738
Total	1,266,122	1,400,107

34.	INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of March 31, 2022 and December 31, 2021, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		March 31, 2022	December 31, 2021
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	5,206,353	6,008,031
Vehicles	Fire, theft and collision for the vehicles insured by the Company	217,641	261,953
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,962,509	1,962,509
Transport	Damages to products in transit	88,588	103,857
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	2,075,791	2,445,664
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

35.	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

	Parent		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Non-cash items
Hedge accounting, net of tax effects	59	-	(294,819)	39,655
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	130,516	187,848

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2022
(Amounts in thousands of Reais - R$, except as mentioned otherwise)

36.	SUBSEQUENT EVENTS

On April 13, 2022, the subsidiary Natura &Co Luxembourg concluded the issuance of debt securities maturing on April 19, 2029 in the aggregate principal amount of US$600 million, subject to interest of 6.125% per annum, which are guaranteed by Natura &Co and by the subsidiary Natura Cosméticos. The proceeds are intended for the refinancing of certain short and medium-term debts of the Company, including the redemption of the senior notes due in March 2023 issued by the subsidiary Avon.